UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Savient Pharmaceuticals, Inc.
File No. 0-15313- CF#33967

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Horizon Pharma plc (successor to Savient Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Savient Pharmaceuticals, Inc. excluded from the Exhibit to a Form 10-K filed on March 16, 2007, as modified by the same contract refiled with fewer redactions with the application.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.24   through February 28, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary